Almere, The Netherlands
April 23, 2015
ASM INTERNATIONAL N.V. REPORTS
FIRST QUARTER 2015 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today reports its first quarter 2015 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

	Quarter
EUR million	Q1 2014	Q4 2014	Q1 2015
New orders	172.1	154.4	158.3
Net sales	150.7	124.3	162.0
Gross profit margin %	43.7%	43.0%	43.3%
Operating result	32.5	13.4	28.5
Result from investments (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	5.7	8.9	13.4
Amortization intangible assets resulting from the sale of the 12% stake of ASMPT	(5.4)	(6.0)	(6.6)
Net earnings	27.1	21.0	60.0
Normalized net earnings (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	32.5	27.0	66.6

•	Net sales for the first quarter 2015 were €162 million, an increase with 30% compared to the previous quarter. Year-on-year net sales increased with 7%.

•	New orders at €158 million were 3% above the Q4 2014 level.

•
Normalized net earnings for the first quarter 2015 increased by €40 million compared to the fourth quarter 2014, mainly due to a more than doubling of the operating result and a €20 million higher currency effect on cash held in foreign currencies, especially US dollar. The result from investments increased with €4 million.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"2015 started strongly for ASMI. We realized revenues of €162 million, 30% above the Q4 level, with again a gross margin of above 43%. (PE)ALD demand remained strong across a broad customer base. Our order intake remained healthy and was with €158 million at the high end of our expected range."

OUTLOOK
On a currency comparable level we expect Q2 sales to be between €180 and €200 million, while the Q2 order intake is expected to be in the range of €160-180 million. For the second half of 2015 the current visibility remains limited.

SHARE BUYBACK PROGRAM
On October 29, 2014, ASMI announced a share buyback program, to purchase up to an amount of €100 million of its own shares within the 2014-2015 time frame. On March 31, 2015 of the total program 60% has been repurchased of which 31% was repurchased in Q1 2015. Further details as well as a weekly update of the share repurchases under this program can be found on our website (www.asm.com/investors).

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Friday, April 24, 2015 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3363

•	International: + 44 (0)20 3427 1917

•	The Netherlands: + 31 (0)20 721 9158

•	Access Code: 5913769

A simultaneous audio web cast will be accessible at www.asm.com.

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CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
FIRST QUARTER 2015

The following table shows the operating performance for the first quarter of 2015 as compared to the fourth quarter of 2014 and the first quarter of 2014:

EUR million	Q1 2014	Q4 2014	Q1 2015	Change Q4 2014 to Q1 2015	Change Q1 2014 to Q1 2015
New orders	172.1	154.4	158.3	3%	(8)%
Backlog	135.9	176.1	190.3	8%	40%
Book-to-bill	1.1	1.2	1.0

Net sales	150.7	124.3	162.0	30%	7%
Gross profit	65.9	53.5	70.1	31%	6%
Gross profit margin %	43.7%	43.0%	43.3%

Selling, general and administrative expenses	(19.2)	(21.5)	(21.3)	(1)%	11%
Research and development expenses	(14.1)	(18.5)	(20.4)	10%	45%
Restructuring expenses	—	—	—	n/a	n/a

Operating result	32.5	13.4	28.5	15.1	(4.0)
Operating margin %	21.6%	10.8%	17.6%

Financing costs	(1.3)	8.3	28.1	19.8	29.4
Income tax	(4.4)	(3.6)	(3.3)	0.3	1.1
Result from investments (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	5.7	8.9	13.4	4.5	7.7
Amortization intangible assets resulting from the sale of the 12% stake of ASMPT	(5.4)	(6.0)	(6.6)	(0.6)	(1.2)

Net earnings	27.1	21.0	60.0	39.0	32.9
Normalized net earnings (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	32.5	27.0	66.6	39.6	34.1

Net earnings per share, diluted	€0.42	€0.33	€0.94	€0.61	€0.52
Normalized net earnings per share, diluted	€0.50	€0.42	€1.05	€0.63	€0.55

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Results

The backlog increased from €176 million at the end of the fourth quarter 2014 to €190 million as per March 31, 2015, an all time high level. The book-to-bill ratio for Q1 was 1.0.

The following table shows the level of new orders for the first quarter of 2015 and the backlog at the end of the first quarter of 2015, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q1 2014	Q4 2014	Q1 2015	Change Q4 2014 to Q1 2015	Change Q1 2014 to Q1 2015
Backlog at the beginning of the quarter	114.8	146.9	176.1	20%	53%
New orders for the quarter	172.1	154.4	158.3	3%	(8)%
Net sales for the quarter	(150.7)	(124.3)	(162.0)	30%	7%
FX-effect for the quarter	(0.3)	(0.9)	17.8

Backlog at the end of the quarter	135.9	176.1	190.3	8%	40%

Book-to-bill ratio (new orders divided by net sales)	1.1	1.2	1.0

Net sales for the first quarter 2015 increased by 30% compared to the previous quarter and by 7% year-on-year, mainly driven by higher (PE)ALD. The impact of currency changes was an increase of 5% quarter to quarter and an increase of 9% year-on-year.

The gross profit margin in the first quarter was stable on a level of 43.3% (Q4 2014: 43.0%). For Q1 2014 gross profit margin as a percentage of sales was 43.7%. The impact of currency changes on gross profit was an increase of 5% quarter to quarter and an increase of 9% year-on-year.

Selling, general and administrative expenses decreased by 1% compared to the previous quarter. As a percentage of sales SG&A expenses were 13% (Q4 2014: 17%, Q1 2014: 13%). The impact of currency changes on SG&A expenses was an increase of 4% quarter to quarter and an increase of 8% year-on-year.

Research and development expenses increased with 10% compared to the previous quarter. As a percentage of sales R&D expenses were 13%, compared to 15% for the previous quarter. For the first quarter of 2014 this was 9%. The impact of currency changes on R&D expenses was an increase of 6% quarter to quarter and an increase of 11% year-on-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar. Currency changes, mainly between US dollar and Euro, during Q1 resulted in a translation gain of €28 million compared to a gain of €8 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q1 ASMPT showed a sales decrease of 11% compared to the previous quarter, from HK$3,446 million to HK$3,056 million. Sales were 23% above the level of Q1, 2014 of HK$2,493 million. Net earnings, on a 100% basis, increased from €23 million (excluding one-offs €45 million) in the previous quarter to €34 million in Q1, 2015. Q1 last year, also on a 100% basis, showed net profit at €14 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €6.6 million in Q1. For the full year of 2015 this amortization and depreciation amounted to€26.5 million. For the year 2016, on a currency comparable basis, this amount will remain at the same level.

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Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The effects of the purchase price allocation following the sale of a 12% share in ASMPT (March 2013) have been eliminated.

EUR million	Q1 2014	Q4 2014	Q1 2015
Net earnings	32.5	27.0	66.6
Adjustments to cash from operating activities
Depreciation and amortization	5.1	5.8	5.9
Income tax	2.0	3.4	(1.0)
Result from investments	(5.7)	(8.9)	(13.4)
Other adjustments	1.6	(5.7)	(21.3)

Changes in other assets and liabilities
Accounts receivable	5.0	(3.3)	(4.8)
Inventories	(7.3)	(16.9)	(7.7)
Accounts payable	16.0	8.0	9.3
Other assets and liabilities	13.4	(2.4)	2.9
Net cash provided (used) by operating activities	62.6	7.1	36.3

Capital expenditures	(4.0)	(10.2)	(7.7)
Other	—	(1.3)	(0.4)
Net cash provided (used) in investing activities	(4.0)	(11.5)	(8.2)

Debt issuance fees paid	(0.1)	—	—
Share buy back	—	(29.3)	(30.6)
Shares issued	0.8	1.7	6.2
Net cash provided (used) in financing activities	0.7	(27.6)	(24.5)

Net cash (used) provided	59.3	(32.0)	3.7

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Balance sheet.

EUR million	December 31, 2014	March 31, 2015
Cash and cash equivalents	385.8	422.8
Accounts receivable	82.0	95.0
Inventories	123.5	142.4
Other current assets	26.8	32.3
Total current assets	618.0	692.5

Investments and associates	1,092.1	1,227.3
Property, plant and equipment	79.2	90.9
Goodwill	12.1	13.1
Other non-current assets	25.5	29.9
Total non-current assets	1,208.9	1,361.2

Total assets	1,826.9	2,053.7

Accounts payable	61.1	76.7
Other current liabilities	73.9	80.9
Total current liabilities	134.9	157.6

Pension liabilities	1.8	1.8
Total non-current liabilities	1.8	1.8

Shareholders' equity	1,690.2	1,894.3

Total liabilities and shareholders' equity	1,826.9	2,053.7

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased to €123 million compared to €108 million per December 31, 2014. On a currency comparable level net working capital would have been €105 million. The number of outstanding days of working capital, measured against quarterly sales, decreased from 78 days at December 31, 2014 to 68 days on March 31, 2015.

Sources of liquidity. On March 31, 2015, the Company’s principal sources of liquidity consisted of €423 million in cash and cash equivalents and €150 million in undrawn bank lines.

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ANNEX 2

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended March 31,
	2014	2015
EUR thousand, except earnings per share	(unaudited)	(unaudited)

Net sales	150,725	161,987
Cost of sales	(84,865)	(91,839)
Gross profit	65,860	70,149

Operating expenses:
Selling, general and administrative	(19,185)	(21,282)
Research and development	(14,147)	(20,392)
Restructuring expenses	(25)	—
Total operating expenses	(33,358)	(41,674)
Operating result	32,502	28,475
Net interest expense	(413)	(346)
Foreign currency exchange gains (losses)	(855)	28,416
Result from investments	311	6,786
Earnings before income taxes	31,545	63,330
Income tax expense	(4,408)	(3,342)
Net earnings	27,137	59,988

Net earnings per share:
Basic net earnings	0.43	0.96
Diluted net earnings (1)	0.42	0.94

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,500	62,704
Diluted (1)	64,320	63,574

Outstanding shares:	63,544	62,607

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended March 31, 2015 with 870,027 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2014	2015
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	385,777	422,811
Accounts receivable, net	81,971	94,950
Inventories, net	123,463	142,389
Income taxes receivable	2,868	2,495
Deferred tax assets	1,558	1,679
Other current assets	21,647	27,374
Total current assets	617,284	691,698

Deferred tax assets	1,809	2,154
Other intangible assets	3,960	4,412
Goodwill, net	12,104	13,129
Investments and associates	1,092,097	1,227,259
Other non current assets	2,677	2,736
Evaluation tools at customers	17,767	21,391
Property, plant and equipment, net	79,236	90,931
Total Assets	1,826,932	2,053,711

Liabilities and Shareholders' Equity

Accounts payable	61,053	76,698
Other current payables	57,903	65,533
Income taxes payable	15,952	15,349
Total current liabilities	134,908	157,580

Pension liabilities	1,825	1,837
Total Liabilities	136,732	159,417

Total Shareholders' Equity	1,690,200	1,894,294

Total Liabilities and Equity	1,826,932	2,053,711

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2014	2015
EUR thousand	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	27,137	59,988
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	5,089	5,861
Other adjustments	1,610	(21,338)
Associates	(311)	(6,786)
Income taxes	2,011	(1,045)
Changes in other assets and liabilities:
Accounts receivable	4,975	(4,807)
Inventories	(7,280)	(7,739)
Accounts payable	15,956	9,338
Other assets and liabilities	13,369	2,856
Net cash provided (used) by operating activities	62,556	36,328

Cash flows from investing activities:
Capital expenditures	(3,952)	(7,725)
Purchase of intangible assets	—	(445)
Net cash used in investing activities	(3,952)	(8,170)

Cash flows from financing activities:
Debt issuance fees paid	(58)	—
Purchase of treasury shares	—	(30,647)
Proceeds from issuance of common shares	777	6,172
Net cash provided (used) in financing activities	718	(24,475)
Exchange rate effects	(976)	33,351
Net increase (decrease) in cash and cash equivalents	58,346	37,034
Cash and cash equivalents at beginning of period	312,437	385,777
Cash and cash equivalents at end of period	370,784	422,811

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan, Korea, Singapore and other countries in Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds approximately 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per March 31, 2015 the interest in ASMPT amounts to 39.75%.

	Three months ended March 31, 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	150,725	—	150,725
Gross profit	65,860	—	65,860
Operating result	32,502	—	32,502
Net interest expense	(413)	—	(413)
Foreign currency exchange losses	(855)	—	(855)
Result from investments	—	311	311
Income tax expense	(4,408)	—	(4,408)
Net earnings	26,826	311	27,137

Capital expenditures and purchase of intangible assets	3,952	—	3,952
Depreciation and amortization	5,089	—	5,089

Cash and cash equivalents	370,784	—	370,784
Capitalized goodwill	11,307	—	11,307
Other intangible assets	4,398	—	4,398
Investments & Associates	278	952,791	953,069
Other identifiable assets	281,836	—	281,836
Total assets	668,603	952,791	1,621,394
Headcount in full-time equivalents -1-	1,516	—	1,516

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

	Three months ended March 31, 2015
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	161,987	—	161,987
Gross profit	70,149	—	70,149
Operating result	28,475	—	28,475
Net interest expense	(346)	—	(346)
Foreign currency exchange gains	28,416	—	28,416
Result from investments	—	6,786	6,786
Income tax expense	(3,342)	—	(3,342)
Net earnings	53,202	6,786	59,988

Capital expenditures and purchase of intangible assets	8,170	—	8,170
Depreciation and amortization	5,861	—	5,861

Cash and cash equivalents	422,811	—	422,811
Capitalized goodwill	13,129	—	13,129
Other intangible assets	4,412	—	4,412
Investments & Associates	0	1,227,259	1,227,259
Other identifiable assets	386,099	—	386,099
Total assets	826,452	1,227,259	2,053,711
Headcount in full-time equivalents -1-	1,659	—	1,659

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the first quarter of 2015.

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ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, debt issuance fees and pension plans.

The reconciliation between IFRS and US GAAP is as follows:
	Three months ended March 31,
Net earnings	2014	2015
EUR million, except per share date	(unaudited)	(unaudited)
US GAAP	27.1	60.0
Adjustments for IFRS:
Reversal inventory write downs	0.2	(0.3)
GAAP differences investments	0.1	(0.4)
Goodwill	—	—
Development expenses	0.8	2.4
Debt issuance fees	0.1	0.1
Total adjustments	1.1	1.8
IFRS	28.3	61.8

Net earnings per share, diluted:	€0.44	€0.97

	Shareholders' equity
	December 31,	March 31,
	2014	2015
EUR million		(unaudited)

US GAAP	1,690.2	1,894.3
Adjustments for IFRS:
Goodwill	(0.9)	(0.9)
Debt issuance fees	(1.2)	(1.2)
Reversal inventory write downs	2.3	2.3
Development expenses	51.4	59.6
GAAP differences investments	0.9	0.4
Pension plans	0.3	0.3
Total adjustments	52.7	60.4
IFRS	1,742.9	1,954.7

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

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